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Washington, DC

March 16, 2011

Jay Ingram, Legal Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-6010
USA

Re:     Mission NewEnergy Limited
           Registration Statement on Form F-1
           File No. 333-170471

Dear Mr. Ingram:

On behalf of Mission NewEnergy Limited (the “Company”), we enclose responses to the comments of the staff of the Securities and Exchange Commission (the "Commission") set forth in your letter dated March 11, 2011 (the “Comment Letter”). On behalf of the Company, we wish to thank you and the other members of the Staff for your prompt response.

The Company has responded to the Staff's comments either by revising the Company’s registration statement on Form F−1 to comply with the comment, providing an explanation if the Company has not so revised the registration statement or providing supplemental information as requested.

Set forth below are the Company's responses to the comments contained in the Comment Letter. The comments are retyped below for your ease of reference. We have included page numbers to refer to the location of the revised registration statement where the language addressing a particular comment appears.

In addition, we enclose five courtesy copies of Amendment No. 4 to the registration statement in connection with the proposed offering of ordinary shares of the Company. Amendment No. 4 has been filed today with the Commission via EDGAR. For your ease of reference, the courtesy copies have been marked to show changes to Amendment No. 3 to the registration statement filed with the Commission on February 25, 2011.

Baker & McKenzie, an Australian Partnership comprising Australian and Australian registered foreign lawyers, is a member of Baker & McKenzie International, a Swiss Verein

General

1.
We note your response to comment one in our letter dated December 3, 2010 and comment one in our letter dated January 7, 2011. Under the circumstances, we would not object to the filing of the pertinent communications as a free writing prospectus consistent with the provisions of Securities Act Rules 168 and 433.

The Company respectfully advises the Staff that it has noted the comment.

Critical Accounting Policies, page 45

2.
For the six months ended December 31, 2010 you present a charge of $1.9 million for fixed asset impairments, which represents 14% of the net loss for the period. However, you did not include a discussion in MD&A of the specific adverse business, economic and competitive factors that caused your change in estimates. Please revise your filing to quantify the specific change in estimates and assumptions (i.e. change in growth rate, cash flow estimate, periods over which cash received, etc.) that management made at December 31, 2010 in calculating the $1.9 million fixed asset impairment charge. Refer to Section 501.14 of the Financial Codification for guidance.

The disclosure has been revised in response to the Staff's comment.  See page 49.

Impact on liquidity as a result of less than expected productive areas, page 54

3.	Please revise your filing to disclose the amount of your receivables that will be funded through bank loans and by the farmer without the assistance of bank loans.

The disclosure has been revised in response to the Staff's comment.  See page 55.

Our Industry, page 60

4.
We reissue in part comment 24 in our letter dated January 7, 2011.  Please revise your disclosure to state clearly that palm oil and Jatropha oil are not, and may not be, approved under the National Renewable Fuel Standard. requirements.

The disclosure has been revised in response to the Staff's comment.  See pages 4, 13, 16, 46, 65 and 68.

Biodiesel Production, page 83

5.
We note your disclosure under the "Cost competitive" sub-caption. To the extent applicable, please discuss any competitive disadvantages associated with the cost of producing biodiesel that may result from maintaining a primary production facility in Malaysia as opposed to other geographical locations where palm feedstock is available. Discuss whether there are any local regulations that may impede your ability to source feedstock at a competitively advantageous cost.

The disclosure has been revised in response to the Staff's comment.  See page 84.

Strategic long term offtake agreement, page 90

6.
We reissue in part comment 30 in our letter dated January 7, 2011. On a supplemental basis and to the extent known, please advise us of the reasons that Valero decided not to exercise the warrants that you issued in connection with the your arrangement with that entity. Also, revise the disclosure in the forepart of the prospectus to indicate that a key collaborative partner expressly declined to acquire a significant equity stake in the company under the terms of your arrangement with them.

The Company understands from Valero that it did not exercise the warrants for two reasons:

•
The exercise price of the warrants was A$0.45 per ordinary share, which was significantly higher than the price of the Company's ordinary shares at the time the warrants expired on August 31, 2010. For the month ended August 31, 2010, the highest reported sale price of the Company's ordinary shares traded on the ASX was A$0.28. This is disclosed on page 90.

•	Jatropha had not been approved by the EPA as a feedstock meeting the requirements of RFS2 as of time when the warrants expired and there could be no assurance it would be approved.

The disclosure has been revised in the forepart of the prospectus as requested by the Staff.  See page 3.

Finally, we note that Valero is expected to become a major customer pursuant to an off-take agreement rather than a collaborative partner. The lack of any investment by Valero in Mission NewEnergy does not in any way impede the Company’s ability to deliver on its business plan or impact on the off-take agreement.

Consolidated Group Statements of Financial Position, pages F-6 and F-46

7.
Please revise your filing to state on the face of the balance sheet for each class of share capital the number of shares authorized, the number of shares issued and par value per share. Refer to paragraph 79 of IAS 1 for guidance.

The disclosure has been revised in response to the Staff's comment.  See pages F-6 and F-46.

*          *          *          *          *

Please fell free to contact the undersigned at the number or email address below with any comments or questions you may have regarding this letter.

Yours sincerely,

/s/ Andrew Reilly

Andrew Reilly
Partner
+61 2 8922 5436
andrew.reilly@bakermckenzie.com

Enclosures

cc:	Erin Jaskot, Staff Attorney
Tracey McKoy, Staff Accountant
Al Pavot, Staff Accountant
(Securities and Exchange Commission)

Nathan Mahalingam, Chief Executive Officer
Guy Burnett, Chief Financial Officer
(Mission NewEnergy Limited)

Yvan-Claude Pierre, Partner
(DLA Piper LLP (US))

Carina Becker, Associate Director
(Grant Thornton Audit Pty Ltd)